Exhibit 99.2

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

The Monthly Report on Financial Transactions at March 31, 2023 will be published on June 29, 2023.

Highlights for February 2023

At February 28, 2023, that is, for the period of April 2022 to February 2023, the budgetary balance within the meaning of the Balanced Budget Act showed a deficit of $1.6 billion. This represents a $5.6-billion decrease in the budgetary balance compared to the same time last year.

The result is due to:

  revenues of $130.3 billion;

  expenditures of $129.2 billion;

  deposits of $2.8 billion in the Generations Fund.

According to the data presented in the Québec Budget Plan – March 2023, a budgetary deficit of $5.0 billion is expected for the full year before use of the stabilization reserve (see Appendix 1).

  This deficit includes new initiatives of $6.6 billion announced since March 2022, including the implementation of the Anti-Inflation Shield and the reduction in the two bottom personal tax rates by 1 percentage point.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	February			April to February
	2022	2023	Change	2021-2022	2022-2023	Change	Change (%)
Own-source revenue	9 973	9 956	–17	97 894	104 570	6 676	6.8
Federal transfers	2 240	2 268	28	25 817	25 765	–52	–0.2
Total revenue	12 213	12 224	11	123 711	130 335	6 624	5.4
Portfolio expenditures	–10 012	–10 497	–485	–108 882	–119 838	–10 956	10.1
Debt service	–721	–763	–42	–7 804	–9 325	–1 521	19.5
Total expenditure	–10 733	–11 260	–527	–116 686	–129 163	–12 477	10.7
SURPLUS (DEFICIT)(2)	1 480	964	–516	7 025	1 172	–5 853	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–266	–227	39	–3 085	–2 799	286	—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	1 214	737	–477	3 940	–1 627	–5 567	—

REVENUE

Own-source revenue

At February 28, 2023, own source revenue totalled $104.6 billion. This represents an increase of $6.7 billion (6.8%) compared to the same period last year.

  Changes in the main economic indicators had a positive effect on own-source revenue.

Tax revenue increased by $4.7 billion (6.0%) to $82.4 billion, due to:

  a $2.1-billion increase (5.8%) in personal income tax and a $495-million increase (7.4%) in contributions for health services, mainly due to growth in wages and salaries;

  a $386-million increase (3.4%) in revenue from corporate taxes, due in particular to changes in the net operating surplus of corporations;

  a $1.7-billion increase (7.5%) in consumption taxes, due to the increase in household consumption, which was supported by the good performance of the labour market and the use of accumulated savings.

Other own-source revenue increased by $1.1 billion (7.6%) to $16.1 billion, due to:

  a $1.2-billion increase (12.6%) in miscellaneous revenue, due in particular to the increase in revenues from the sale of goods and services and to the increase in interest income related to tax debts administered by the Agence du revenu du Québec, which increases were partially mitigated by the decrease in investment income of the Generations Fund.

Revenue from government enterprises increased by $853 million (16.3%), to $6.1 billion. This increase is due in part to the increase in the value of electricity exports reported by Hydro-Québec and by a return to normal operations for Loto-Québec, whereas during the same period last year, the corporation had not fully resumed its activities due to public health restrictions related to the pandemic. The increase was mitigated by a decrease in Investissement Québec’s results related to unfavourable financial market results from April 2022 to February 2023.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	February			April to February
	2022	2023	Change	2021-2022	2022-2023	Change	Change (%)
Income and property taxes
Personal income tax	3 223	2 984	–239	35 829	37 893	2 064	5.8
Contributions for health services	644	636	–8	6 705	7 200	495	7.4
Corporate taxes	2 236	1 869	–367	11 343	11 729	386	3.4
School property tax	92	95	3	990	1 019	29	2.9
Consumption taxes	1 665	1 873	208	22 816	24 521	1 705	7.5
Tax revenue	7 860	7 457	–403	77 683	82 362	4 679	6.0
Duties and permits	730	657	–73	5 327	5 253	–74	–1.4
Miscellaneous revenue	734	1 067	333	9 658	10 876	1 218	12.6
Other own-source revenue	1 464	1 724	260	14 985	16 129	1 144	7.6
Total own-source revenue excluding revenue from government enterprises	9 324	9 181	–143	92 668	98 491	5 823	6.3
Revenue from government enterprises	649	775	126	5 226	6 079	853	16.3
TOTAL	9 973	9 956	–17	97 894	104 570	6 676	6.8

Federal transfers

At February 28, 2023, federal transfers totalled $25.8 billion. This represents a decrease of $52 million (0.2%) compared to the same period last year. This change is due in particular to:

  a decrease in revenue from health transfers by $848 million (11.5%), mainly due to the decrease in the supplementary health transfer related to COVID-19 compared to the previous year;

  an increase in equalization revenue of $502 million (4.2%), due to growth in Canada’s nominal GDP, which determines the pace of growth in the equalization envelope across Canada;

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	February			April to February
	2022	2023	Change	2021-2022	2022-2023	Change	Change (%)
Equalization	1 093	1 139	46	12 025	12 527	502	4.2
Health transfers	671	593	–78	7 378	6 530	–848	–11.5
Transfers for post-secondary education and other social programs	131	107	–24	1 439	1 186	–253	–17.6
Other programs	345	429	84	4 975	5 522	547	11.0
TOTAL	2 240	2 268	28	25 817	25 765	–52	–0.2

EXPENDITURE

At February 28, 2023, consolidated expenditure totalled $129.2 billion. This represents an increase of $12.5 billion (10.7%) compared to the same period last year.

Expenditure in the Santé et Services sociaux portfolio increased by $2.0 billion (4.0%) to $52.6 billion. This increase is mainly due to the recognition in December of the enhancement of the senior assistance amount and the indexation of salary scales of staff in health and social services institutions.

Expenditure in the Éducation portfolio increased by $1.7 billion (10.7%) to $17.1 billion. This increase is due in part to the indexation of salary scales as well as the increase in the number of students in educational institutions.

Expenditure in the Enseignement supérieur portfolio increased by $879 million (11.2%) to $8.7 billion. This growth is due in particular to increased spending by college and university educational institutions.

Expenditure in other portfolios increased by $6.4 billion (18.2%) to $41.4 billion, due, among other things, to:

  a $3.3-billion increase in expenditure in the Emploi et Solidarité sociale portfolio, which is due to the recognition in November of the new one-time cost of living amount totaling $3.5 billion;

  a $922-million increase in expenditure in the Affaires municipales et Habitation portfolio, due in part to grants to promote access to quality, affordable housing and for the renovation of the low income housing stock;

  a $608-million increase in expenditure in the Transports et Mobilité durable portfolio, due in particular to financial assistance to transit authorities under the Programme d’aide d’urgence au transport collectif des personnes, as well as increased spending on road maintenance operations;

  a $378-million increase in expenditure in the Famille portfolio, due in part to the increase in funding under the agreement on national clauses for childcare centres and the family allowance.

Debt service expenditure increased by $1.5 billion (19.5%) to $9.3 billion. This increase is mainly due to the rise in interest rates.

EXPENDITURE
(unaudited data, millions of dollars)
	February				April to February
	2022	(3)	2023	Change	2021-2022	(3)	2022-2023	Change	Change (%)
Santé et Services sociaux(4)	4 587		4 483	–104	50 545		52 583	2 038	4.0
Éducation(4)	1 581		1 720	139	15 457		17 116	1 659	10.7
Enseignement supérieur(4)	720		818	98	7 841		8 720	879	11.2
Other portfolios(4)	3 124		3 476	352	35 039		41 419	6 380	18.2
Portfolio expenditures	10 012		10 497	485	108 882		119 838	10 956	10.1
Debt service	721		763	42	7 804		9 325	1 521	19.5
TOTAL	10 733		11 260	527	116 686		129 163	12 477	10.7

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, by retirement plans and other employee future benefits, as well as by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

For the period of April 2022 to February 2023, net financial requirements amount to $10.5 billion and are due to:

  the $1.2-billion surplus resulting from the difference between government revenue and expenditure;

  the $5.0-billion financial requirements for investments, loans and advances, due in part to an increase in the consolidation value of government enterprises;(5)

  the $4.5-billion financial requirements related to government capital investments, mainly due to investments of $8.8 billion, partially offset by amortization expenses of $4.3 billion;(5)

  the $2.7-billion financial requirements related to retirement plans and other employee future benefits liabilities, mainly resulting from the payment of government employee benefits of $6.3 billion, partially offset by the net cost of plans of $3.7 billion;(5)

  the $3.3-billion surplus from other accounts(6);

  the $2.8-billion financial requirements generated by deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to February
	2021-2022	2022-2023
SURPLUS (DEFICIT)(2)	7 025	1 172
Non-budgetary transactions
Investments, loans and advances	–8 311	–5 038
Capital investments	–3 856	–4 460
Retirement plans and other employee future benefits	–2 704	–2 661
Other accounts(6)	4 652	3 263
Deposits in the Generations Fund	–3 085	–2 799
Total non-budgetary transactions	–13 304	–11 695
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–6 279	–10 523

  Change in the budgetary balance in 2022-2023

Results at February 28, 2023, that is, for the period of April 2022 to February 2023, showed a budgetary deficit of $1.6 billion.

According to the data presented in the Québec Budget Plan - March 2023, a budgetary deficit of $5.0 billion is expected for 2022-2023 before use of the stabilization reserve. Several factors will have a downward impact on the budgetary balance in March 2023:

  the slowdown in revenue expected in March, combined with expenditures and deposits of dedicated revenues in the Generations Fund will have the effect of reducing the budgetary balance by $2.2 billion:

    the accelerating pace of monetary policy tightening and rising cost of living continue to impact the economic outlook:

      nominal GDP growth of 9.4% for the period from April to December 2022 will stand at 3.7% for the first quarter of 2023. As a result, own-source revenue growth will slow to 5.7% as of March 31, 2023;

    based on the usual pattern of government spending, the month of March accounts for a larger share of annual spending than other months;

  $1.1-billion stemming from the new initiatives announced in the fall 2022 update and the March 2023 budget has yet to be recorded, especially funding to enhance Quebecers’ disposal income and to promote affordable housing.

The use of the stabilization reserve reduces the budgetary deficit in 2022-2023 to $4.6 billion.

CHANGE IN THE BUDGETARY BALANCE IN 2022-2023
(millions of dollars)
2022-2023
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE – MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT FEBRUARY 28, 2023	–1 627
UPCOMING RESULTS IN MARCH 2023
Results excluding new initiatives
Consolidated revenue	15 176
Consolidated expenditure	–16 872
Deposits of dedicated revenues in the Generation Funds	–552
Subtotal	–2 248
Balance of the initiatives announced since March 2022 to be recognized	–1 146
TOTAL UPCOMING RESULTS	–3 394
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE – MARCH 2023 BUDGET	–5 021
Use of the stabilization reserve	449
PROJECTED BUDGETARY BALANCE(7) – MARCH 2023 BUDGET	–4 572

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2022 BUDGET

BUDGET FORECAST
(millions of dollars)
	March 2022			March 2023
	budget	(8)	Adjustments	budget	(9)	Change (%)	(10)
REVENUE
Income and property taxes
Personal income tax	41 147		1 523	42 670		4.3
Contributions for health services	7 299		542	7 841		5.9
Corporate taxes	10 882		2 381	13 263		2.6
School property tax	1 178		–66	1 112		3.3
Consumption taxes	26 706		–158	26 548		7.9
Tax revenue	87 212		4 222	91 434		5.2
Duties and permits	5 171		810	5 981		–1.3
Miscellaneous revenue	11 680		104	11 784		10.1
Other own-source revenue	16 851		914	17 765		6.0
Total own-source revenue excluding revenue from government enterprises	104 063		5 136	109 199		5.3
Revenue from government enterprises	5 628		1 046	6 674		12.0
Total own-source revenue	109 691		6 182	115 873		5.7
Federal transfers	28 790		436	29 226		0.1
Total revenue	138 481		6 618	145 099		4.5
EXPENDITURE
Santé et Services sociaux(4)	–54 441		–3 668	–58 109		2.7
Éducation(4)	–18 659		–405	–19 064		10.1
Enseignement supérieur(4)	–9 905		–76	–9 981		14.2
Other portfolios(4)	–47 139		–2 423	–49 562		10.8
Portfolio expenditures	–130 144		–6 572	–136 716		7.4
Debt service	–8 842		–1 211	–10 053		16.4
Total expenditure	–138 986		–7 783	–146 769		7.9
Contingency reserve	–2 500		2 500	—		—
SURPLUS (DEFICIT)(2)	–3 005		1 335	–1 670		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 445		94	–3 351		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–6 450		1 429	–5 021		—
Use of the stabilization reserve	—		449	449		—
BUDGETARY BALANCE(7)	–6 450		1 878	–4 572		—

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 14 to 19 of the document titled “Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État” (in French only).

Notes

(1)

A summary of the government’s significant accounting policies can be found on pages 76 to 81 of Volume 1 of Public Accounts 2021-2022. The impact of the following accounting standards issued by the Public Sector Accounting Board (PSAB), effective as of fiscal year 2022-2023, will be reflected in the public accounts as at March 31, 2023: PS 3450 Financial Instruments (as well as PS 1201 Financial Statement Presentation, PS 3041 Portfolio Investments and PS 2601 Foreign Currency Translation) and PS 3280 Asset Retirement Obligations.

(2)	Balance as defined in the public accounts.
(3)	Certain expenditures were reclassified between portfolios to comply with the presentation adopted in 2022 2023
(4)	Consolidation adjustments, which mainly result from the elimination of reciprocal transactions between entities in different portfolios, are allocated to each portfolio.
(5)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non budgetary transactions because they have no effect on cash flow.
(6)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(7)	Budgetary balance within the meaning of the Balanced Budget Act.
(8)

The data in this column is consistent with that of the financial framework as published in the Québec Budget Plan - March 2022, with the exception of certain expenditures that have been reclassified between portfolios to make them comparable to the presentation adopted in the March 2023 budget.

(9)	The data in this column is consistent with that of the financial framework as published in the Québec Budget Plan - March 2023.
(10)	This is the annual change compared to results in 2021-2022.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.